MEDALLION FINANCIAL CORP. LETTERHEAD

VIA EDGAR

November 13, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Fidelity Bond of Medallion Financial Corp.

Ladies and Gentlemen:

On behalf of Medallion Financial Corp. (the “Company”), enclosed for filing with the Securities and Exchange Commission pursuant to Rule 17g-1 under the Investment Company Act of 1940 are the following:

(i)	a copy of the Company’s executed fidelity bond; and

(ii)	a copy of the resolutions of a majority of the Board of Directors who are not “interested persons” of the Company approving the form and amount of the bond.

Premiums have been paid for the period from November 11, 2007 to November 11, 2008.

Sincerely,

/s/ Jeffrey Yin
Jeffrey Yin

Enclosures